UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 7)

DIGEX, INCORPORATED

(Name of Subject Company (Issuer))

WORLDCOM, INC.

INTERMEDIA COMMUNICATIONS INC.

BUSINESS INTERNET, INC.

INTERMEDIA INVESTMENT, INC.

DIGEX ACQUISITION, INC.

(Name of Filing Persons – (Offeror and Other Persons))

CLASS A Common Stock, par value $.01 PER SHARE

(Title of Class of Securities)

253756 10 0

(CUSIP Number of Class of Securities)

Anastasia D. Kelly

Secretary

WorldCom, Inc.

22001 Loudoun County Parkway

Ashburn, VA 20147

Telephone: (703) 886-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Steven D. Rubin, Esq.

Weil, Gotshal & Manges LLP

700 Louisiana, Suite 1600

Houston, TX 77002

Telephone: (713) 546-5000

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
$25,519,461	$2,065

*	For purposes of calculating the filing fee only. The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11 issued by the Commission on February 21, 2003. The amount assumes the purchase of 25,519,461 shares of Class A Common Stock of Digex, Incorporated for a purchase price per share of $1.00 in cash.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$1,652	Filing Party:	WorldCom, Inc.
	Form or Registration No.:	Schedule TO	Date Filed:	August 27, 2003

	Amount Previously Paid:	$413	Filing Party:	WorldCom, Inc.
	Form or Registration No.:	Schedule TO	Date Filed:	October 29, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

(Continued on following pages)

(Page 1 of 14 pages)

SCHEDULE 13D

CUSIP No. Class A Common Stock: 253756 10 0

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person WorldCom, Inc. 58-1521612

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒

6.	Citizenship or Place of Organization Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power Class A Common Stock: 59,543,337 (1) 8. Shared Voting Power None 9. Sole Dispositive Power Class A Common Stock: 59,543,337 (1) 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A Common Stock: 59,543,337 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Class A Common Stock: 90.8% (1)

14.	Type of Reporting Person CO

(1)	Represents shares of Class A Common Stock held of record by Digex Acquisition, Inc., a wholly owned subsidiary of Intermedia Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc., which is a directly owned subsidiary of WorldCom.

Page 3 of 15 Pages

SCHEDULE 13D

CUSIP No. Class A Common Stock: 253756 10 0

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Intermedia Communications Inc. 59-2913586

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power Class A Common Stock: 59,543,337 (1) 8. Shared Voting Power None 9. Sole Dispositive Power Class A Common Stock: 59,543,337 (1) 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A Common Stock: 59,543,337 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Class A Common Stock: 90.8% (1)

14.	Type of Reporting Person CO

(1)	Represents shares of Class A Common Stock held of record by Digex Acquisition, Inc., a wholly owned subsidiary of Intermedia Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc.

Page 4 of 15 Pages

SCHEDULE 13D

CUSIP No. Class A Common Stock: 253756 10 0

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Business Internet, Inc. 52-1986462

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power Class A Common Stock: 59,543,337 (1) 8. Shared Voting Power None 9. Sole Dispositive Power Class A Common Stock: 59,543,337 (1) 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A Common Stock: 59,543,337 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Class A Common Stock: 90.8% (1)

14.	Type of Reporting Person CO

(1)	Represents shares of Class A Common Stock held of record by Digex Acquisition, Inc., a wholly owned subsidiary of Intermedia Investment, Inc., which is a wholly owned subsidiary of Business Internet, Inc.

Page 5 of 15 Pages

SCHEDULE 13D

CUSIP No. Class A Common Stock: 253756 10 0

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Intermedia Investment, Inc. 59-3677137

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power Class A Common Stock: 59,543,337 (1) 8. Shared Voting Power None 9. Sole Dispositive Power Class A Common Stock: 59,543,337 (1) 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A Common Stock: 59,543,337 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Class A Common Stock: 90.8% (1)

14.	Type of Reporting Person CO

(1)	Represents shares of Class A Common Stock held of record by Digex Acquisition, Inc., which is a wholly owned subsidiary of Intermedia Investment, Inc.

Page 6 of 15 Pages

SCHEDULE 13D

CUSIP No. Class A Common Stock: 253756 10 0

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Digex Acquisition, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power Class A Common Stock: 59,543,337 8. Shared Voting Power None 9. Sole Dispositive Power Class A Common Stock: 59,543,337 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Class A Common Stock: 59,543,337

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) Class A Common Stock: 90.8%

14.	Type of Reporting Person CO

Page 7 of 15 Pages

SCHEDULE TO

This Amendment No. 7 (this “Amendment”) amends and/or supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2003, as amended and/or supplemented by Amendment No. 1 filed with the Commission on September 23, 2003, Amendment No. 2 filed with the Commission on October 6, 2003, Amendment No. 3 filed with the Commission on October 14, 2003, Amendment No. 4 filed with the Commission on October 20, 2003, Amendment No. 5 filed with the Commission on October 27, 2003 and Amendment No. 6 filed with the Commission on October 29, 2003 (as so amended and/or supplemented, the “Schedule TO”), by WorldCom, Inc., a Georgia Corporation (“MCI”), Intermedia Communications Inc., a Delaware corporation and subsidiary of MCI (“Intermedia”), Business Internet, Inc., a Delaware corporation and wholly owned subsidiary of Intermedia (“Business Internet”), and Intermedia Investment, Inc., a Delaware corporation and wholly owned subsidiary of Business Internet (“Intermedia Investment”). The Schedule TO, along with this Amendment, relates to the offer by MCI to purchase all of the outstanding shares of Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Digex, Incorporated (“Digex”), at a price of $1.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, as amended (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all Items of this Amendment, including without limitation all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, except as set forth below. In addition, the information set forth in Items 1 through 13 of the Schedule TO are incorporated herein by reference with respect to Items 1 through 13 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule TO is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

For the purpose of this Amendment, all references to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the Offer to Purchase dated August 27, 2003, as amended, unless otherwise stated herein.

This Amendment also constitutes the amendment to the Schedule 13E-3 and the Schedule 13D/A filed by and on behalf of MCI, Intermedia, Business Internet and Intermedia Investment.

ITEMS 1-11, 13.

The Schedule TO is hereby amended and supplemented by adding the following disclosure, as appropriate, for Items 1-11 and 13 thereof:

The Offer expired at 5:00 p.m., New York City time, on Friday, November 14, 2003. Following the expiration of the Offer, we accepted for payment all shares validly tendered in the Offer. We were informed of preliminary results by the depositary that 19,114,996 shares were validly tendered (and not properly withdrawn). These shares, together with 347,346 shares subject to notices of guaranteed delivery, represent approximately 76.3% of the outstanding shares of Class A Common Stock. Digex will promptly file a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 on Form 15 with the Commission. In connection with such termination of registration, shares of Class A Common Stock will cease to be quoted on the OTC BB.

The expiration of the Offer will be followed by a “short-form” merger between Digex Acquisition, Inc., our indirect wholly owned subsidiary, and Digex, with Digex as the surviving company. Pursuant to the merger, Digex’s stockholders who did not tender their shares of Class A Common Stock in the Offer and who do not seek appraisal of their shares pursuant to the provisions of applicable law will have their shares converted into a right to receive the same $1.00 per share purchase price provided for in the Offer. As a result of the merger, Digex will become our indirect wholly owned subsidiary. We intend to complete the merger as soon as practicable.

The text of a press release issued by MCI on November 17, 2003 announcing the expiration of the Offer and the follow-on merger is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

ITEM 12.     EXHIBITS.

(a)(12)	Text of press release issued by MCI on November 17, 2003 announcing the expiration of the Offer and the follow-on merger.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2003

WORLDCOM, INC.

By:	/S/ ANASTASIA D. KELLY

	Name:	Anastasia D. Kelly
	Title:	Executive Vice President, General Counsel and Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2003

INTERMEDIA COMMUNICATIONS INC.

By:	/S/ ANASTASIA D. KELLY

	Name:	Anastasia D. Kelly
	Title:	Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2003

BUSINESS INTERNET, INC.

By:	/S/ ANASTASIA D. KELLY

	Name:	Anastasia D. Kelly
	Title:	Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2003

INTERMEDIA INVESTMENT, INC.

By:	/S/ ANASTASIA D. KELLY

	Name:	Anastasia D. Kelly
	Title:	Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2003

DIGEX ACQUISITION, INC.

By:	/S/ ANASTASIA D. KELLY

	Name:	Anastasia D. Kelly
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(12)	Text of press release issued by MCI on November 17, 2003 announcing the expiration of the Offer and the follow-on merger.